Filed pursuant to Rule 433

Registration File No. 333-227182

Relating to the

Preliminary Prospectus Supplement

dated September 4, 2018

(To Prospectus dated September 4, 2018)

PRICING TERM SHEET

September 5, 2018

Retrophin, Inc.

Offering of

$240,000,000 Aggregate Principal Amount of

2.50% Convertible Senior Notes due 2025

The information in this pricing term sheet supplements Retrophin, Inc.’s preliminary prospectus supplement, dated September 4, 2018 (the “Preliminary Prospectus Supplement”), and supersedes the information in the Preliminary Prospectus Supplement to the extent inconsistent with the information in the Preliminary Prospectus Supplement. Terms used, but not defined, in this pricing term sheet have the respective meanings set forth in the Preliminary Prospectus Supplement. As used in this pricing term sheet, “we,” “our” and “us” refer to Retrophin, Inc. and not to its subsidiaries.

Issuer	Retrophin, Inc.

Ticker / Exchange for Common Stock	RTRX / NASDAQ Global Market (“Nasdaq”).

Trade Date	September 6, 2018.

Notes	2.50% convertible senior notes due 2025 (the “Notes”).

Settlement Date	September 10, 2018.

Principal Amount	$240,000,000 (or, if the underwriters fully exercise their option to purchase additional Notes, $276,000,000) aggregate principal amount of Notes.

Offering Price	100% of the principal amount of the Notes, plus accrued interest, if any, from the Settlement Date.

Underwriting Discount	3.00%.

Maturity	September 15, 2025, unless earlier repurchased, redeemed or converted.

Stated Interest Rate	2.50% per annum.

Interest Payment Dates	March 15 and September 15 of each year, beginning on March 15, 2019.

Record Dates	March 1 and September 1.

Last Reported Sale Price per Share of Common Stock on Nasdaq on September 5, 2018	$28.74.

Conversion Premium	Approximately 35.0% above the Last Reported Sale Price per Share of Common Stock on RTRX on September 5, 2018.

Initial Conversion Price	Approximately $38.80 per share of our common stock.

Initial Conversion Rate	25.7739 shares of our common stock per $1,000 principal amount of Notes.

Use of Proceeds

We estimate that the net proceeds to us from this offering will be approximately $232.4 million (or approximately $267.3 million if the underwriters fully exercise their over-allotment option), after deducting the underwriters’ discounts and commissions and our estimated offering expenses. We intend to use a portion of the net proceeds from this offering to repurchase a portion of our outstanding 4.50% senior convertible notes due 2019 (the “2019 notes”), as further described below. We intend to use the remaining net proceeds from this offering for general corporate purposes, which may include clinical trial and other research and development expenses, commercialization expenses, capital expenditures, working capital and general and administrative expenses, and potential acquisitions of or investments in businesses, products and technologies that complement our business, including, without limitation, our exercise of the Option to acquire Censa Pharmaceuticals.

Concurrent Repurchases

Concurrently with this offering, in separate transactions, we expect to repurchase approximately $23 million aggregate principal amount of our outstanding 2019 notes for cash, including accrued and unpaid interest, of approximately $40 million. We negotiated these repurchases through one of the underwriters or its affiliate acting as our agent, for which that underwriter or affiliate may receive a customary commission.

We may also exchange or repurchase or induce conversions of additional outstanding 2019 notes following the completion of this offering. Any exchange, repurchase or induced conversion of our outstanding 2019 notes could affect the market price of our common stock and, in the case of repurchases effected concurrently with this offering, the initial conversion price of your Notes.

Book-Running Managers	Jefferies LLC
Barclays Capital Inc.

Co-Managers	Leerink Partners LLC
Nomura Securities International, Inc.

CUSIP / ISIN Numbers	761299 AB2 / US761299AB20.

Increase to Conversion Rate in Connection with a Make-Whole Fundamental Change

If a make-whole fundamental change occurs and the conversion date for the conversion of a Note occurs during the related make-whole fundamental change conversion period, then, subject to the provisions described in the Preliminary Prospectus Supplement under the caption “Description of Notes—Conversion Rights—Increase in Conversion Rate in Connection with a Make-Whole Fundamental Change,” then, subject to the provisions described below, the conversion rate applicable to such conversion will be increased by a number of shares set forth in the table below corresponding (after interpolation, as described below) to the effective date and the stock price of such make-whole fundamental change:

	Stock Price
Effective Date	$28.74	$34.00	$38.80	$45.00	$50.44	$60.00	$75.00	$100.00	$125.00	$150.00	$175.00	$200.00
September 10, 2018	9.0208	6.5824	5.0969	3.7984	3.0180	2.1212	1.3497	0.7608	0.4872	0.3311	0.2285	0.1546
September 15, 2019	9.0208	6.3126	4.7686	3.4420	2.6626	1.7947	1.0881	0.5910	0.3772	0.2599	0.1841	0.1297
September 15, 2020	9.0208	6.0376	4.3992	3.0182	2.2312	1.3965	0.7780	0.4004	0.2564	0.1805	0.1315	0.0965
September 15, 2021	9.0208	5.7462	3.9554	2.4636	1.6463	0.8603	0.3967	0.1931	0.1283	0.0935	0.0702	0.0530
September 15, 2022	9.0208	5.5829	3.6044	1.8500	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000
September 15, 2023	9.0208	5.4347	3.4263	1.7222	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000
September 15, 2024	9.0208	4.8968	2.8312	1.3033	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000
September 15, 2025	9.0208	3.6378	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000

If such effective date or stock price is not set forth in the table above, then:

•

if such stock price is between two stock prices in the table above or the effective date is between two dates in the table above, then the number of additional shares will be determined by a straight-line interpolation between the numbers of additional shares set forth for the higher and lower stock prices in the table and the earlier and later dates in the table above, as applicable, based on a 365- or 366-day year, as applicable; and

•

if the stock price is greater than $200.00 (subject to adjustment in the same manner as the stock prices set forth in the column headings of the table above are adjusted, as described in the Preliminary Prospectus Supplement under the caption “Description of Notes—Conversion Rights—Increase in Conversion Rate in Connection with a Make-Whole Fundamental Change—Adjustment of Stock Prices and Number of Additional Shares”), or less than $28.74 (subject to adjustment in the same manner), per share, then no additional shares will be added to the conversion rate.

Notwithstanding anything to the contrary, in no event will the conversion rate be increased to an amount that exceeds 34.7947 shares of our common stock per $1,000 principal amount of Notes, which amount is subject to adjustment in the same manner as, and at the same time and for the same events for which, the conversion rate is required to be adjusted pursuant to the provisions described in the Preliminary Prospectus Supplement under the caption “Description of Notes—Conversion Rights—Conversion Rate Adjustments—Generally.”

* * *

We have filed a registration statement (including a prospectus) and the Preliminary Prospectus Supplement with the SEC for the offering to which this communication relates. Before you invest, you should read the Preliminary Prospectus Supplement and the prospectus in that registration statement and other documents we have filed with the SEC for more complete information about us and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, we, any underwriter or any dealer participating in the offering will arrange to send you the Preliminary Prospectus Supplement (or, when available, the final prospectus supplement) and the accompany prospectus upon request to Jefferies LLC, Attention: Equity Syndicate Prospectus Department, 520 Madison Avenue, 2nd Floor, New York, NY 10022, or by calling (877) 547-6340 or by e-mailing Prospectus_Department@Jefferies.com; to Barclays Capital Inc., c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, or by calling (888) 603-5847 or by emailing barclaysprospectus@broadridge.com.

You should rely only on the information contained or incorporated by reference in the Preliminary Prospectus Supplement and the accompanying prospectus, as supplemented by this pricing term sheet, in making an investment decision with respect to the Notes.

Neither this pricing term sheet, nor the Preliminary Prospectus Supplement and accompanying prospectus constitute an offer to sell or a solicitation of an offer to buy any Notes in any jurisdiction where it is unlawful to do so, where the person making the offer is not qualified to do so or to any person who cannot legally be offered the Notes.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.